UNR Holdings, Inc.
301 East Pine Street, Suite 150
Telephone: (407) 210-6541
Facsimile: (407) 835-3601
Orlando, FL  32801

May 24, 2010

Via Edgar and Facsimile

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4631
Washington, D.C.  20549

Attention:  Rufus Decker, Bret Johnson

Re:	UNR Holdings, Inc. SEC Comment Letter dated May 21, 2010 Form 10-K/A for Fiscal Year Ended December 31, 2009 Filed May 20, 2010 File No. 0-23712

Dear Sirs:

UNR Holdings, Inc. (the “Company”) provides this response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K/A for the fiscal year ended December 31, 2009 filed by the Company with the Commission on May 20, 2010, which comments were furnished by your letter dated May 21, 2010 (the “Staff Letter”).  In response to the Staff’s comments and to facilitate the Staff’s review, we have reproduced below in bold text the comments set forth in the Staff Letter and have provided our responses immediately following each comment.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

Form 10-K/A for Fiscal Year Ended December 31, 2009

General

1.
We note the additional restatement to correct an error in your application of the percentage of completion method of accounting which significantly impacted your 2009 financial statements.  Please file an Item 4.02 8-K to specifically address this issue.

We acknowledge the Staff’s comment and today have filed a Current Report on Form 8-K/A amending the Form 8-K we filed on April 27, 2010, to further describe the background and circumstances of the additional restatement to correct our application of the percentage of completion method of accounting.

Report of Independent Registered Public Accounting Firm, page F-1

2.
Please further amend your Form 10K/A to conform the audit reports in accordance with the PCAOB guidance and example reports within the PCAOB Staff Questions & Answers dated June 9, 2006 “Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor” found at http://pcaobus.org/Standards/QandA/QA_Adjustments.pdf.  In this regard, the predecessor auditors must qualify their opinion using the “except for” language as they did not audit the adjustments on the prior period financial statements.  The successor auditors should state that they did not apply any procedures to the prior period financial statements other than with respect to the adjustments.  See Q5 and Q9.

We acknowledge the Staff’s comment and are filing herewith Amendment No. 2 to our Annual Report for fiscal year ended December 31, 2009 on Form 10-K/A (“Amendment No. 2”).  The predecessor auditors modified their opinion to qualify it with respect to the adjustments made to the prior period financial statements.  The predecessor auditors also included a new paragraph in which they state they that they were not engaged to audit, review or apply any procedures to the adjustments.  We included the opinion of the predecessor auditors so revised in Amendment No. 2.

3.
To the extent your successor auditors still conclude that auditing only the adjustments for the correction of the errors was appropriate, please have them revise their report to address the disclosure referred to in paragraphs 66 and 71 of AU Section 9508.  In particular, they should indicate that the financial statements for the prior period were audited by another auditor and the date of the other auditor’s report.  In addition, they should indicate that the predecessor auditor reported on such financial statements before restatement.

We acknowledge the Staff’s comment, our successor auditors have clarified in their opinion that they were not engaged to audit, review, or apply any procedures to the December 31, 2008 financial statements other than with respect to the adjustments, and, accordingly, do not express an opinion or any other form of assurance on the December 31, 2008 financial statements taken as a whole. The successor auditors also stated that the December 31, 2008 financial statements were audited by another auditor, whose opinion is dated July 21, 2009 and that the predecessor auditor reported on such financial statements before the restatement. We included the opinion of the successor auditors so revised in Amendment No. 2.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UNR HOLDINGS, INC.

By:	/s/ Alexey A. Kim
Alexey A. Kim
Chief Executive Officer